Exhibit 99.1

This announcement contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. See those, that appear, or are referred to, in the cautionary statements section on page 1 of the company’s Annual Report 2003 filed on Form 20-F.

12 November 2003

CABLE AND WIRELESS PLC

RESULTS FOR SIX MONTHS TO 30 SEPTEMBER 2003

RESULTS FOR SIX MONTHS TO 30 SEPTEMBER

	2003	2002
Group revenue	£1,939m	£2,358m
Joint ventures and associates	£21m	£44m
Total operating profit/(loss) before exceptional items	£101m	£(310)m
Exceptional items	£(148)m	£(4,195)m
Loss before tax	£(3)m	£(4,429)m
Retained loss for the period	£(80)m	£(4,573)m
Net cash balance	£1,623m	£2,216m
Capital expenditure	£172m	£450m
Underlying earnings/(loss) per share	2.6 pence	(9.3) pence
Basic loss per share	(3.4) pence	(194.5) pence
Interim dividend	nil	1.6 pence

Chairman’s statement

“We are now six months into our restructuring and performance improvement plans for the Group. There have been some encouraging indicators in terms of cash management and control of capital expenditure.

“Progress to date supports our intention, as stated in June 2003, to pay a final dividend for the financial year ending 31 March 2004. The level of the payment will be dependent on progress made in the second half of the year, and particularly on establishing the long term sustainable requirement for capital expenditure.

“When we published our full-year results in June the CEO and COO had been with Cable & Wireless for two months. They are now well established. Having determined the priorities of the Group, they have acted decisively in setting the agenda and driving performance to create a sustainable business going forward.

“We have nearly completed the reconstruction of the Board and I welcome Charles Herlinger, who joins as CFO on 1 December, and Lord Robertson, who joins as Executive Deputy Chairman on 1 February 2004. George Robertson will, alongside Rob Rowley, lead our new approach to building and developing constructive relationships with governments in our national telco territories and in areas of the world that are working towards liberalisation.

“In line with the priorities I set at the beginning of the year, we have further improved the financial stability of the Group by disposing of our PCCW stake for £229 million. The issue of the new convertible bond in June for £258 million has locked in a low rate of interest and also improved our funding repayment profile.

“In the first six months we have been tackling the route for exit from the US and implementing the first steps in improving the performance of the UK business, as we lay the foundations for a clearer direction for the Group. However, there is much to change operationally. This will impact all our businesses around the world and restructuring them to be fit for the future will inevitably lead to a wide range of possible results by country.”

Francesco Caio, CEO of Cable & Wireless said:

“On 4 June I set out three priorities for the Group: exit the US; restructure the UK and drive performance; and build on national telcos.

“We are making good progress in ensuring we are able to exit the US whilst maintaining continuity of services to our customers and reducing the cost of continuing operations. We have exited eight data centres and reduced headcount by more than 1,000 to approximately 1,700. Pre-exceptional operating losses have been reduced by £100 million and free cash outflow by £156 million compared to the second half of 2002/3. Cable and Wireless plc and the US business have signed a separation agreement to maintain continuity of international services to respective customers. Cable and Wireless plc has built a tailored network in the US to continue to offer US termination to non-US customers. Together these preparations provide a good basis to evaluate and pursue a range of options to exit the US market.

“We continue to review and reduce the US lease exposure, including the negotiation for early termination with landlords. The net effect of this, and taking into account lease payments in the period, is an estimated fall of some £200 million in the US lease commitment.

“We announced a transformation plan for the UK that would take three years to implement. The performance we have seen in the six months since then is consistent with our objective to stabilise the business in the first year of this plan. Operating cash flow has improved by £260 million to £21 million compared with the second half of 2002/3, primarily due to rigorous controls on capital expenditure and renewed focus on working capital. Our 1,500 headcount reduction programme, originally anticipated to be over an 18 to 24 month period, is proceeding well. Over 600 people have now left the business and we anticipate a similar number leaving in the second half of this year. We are rationalising our property portfolio and insourcing some IT activities. It is anticipated that the benefits of all these initiatives will lead to approximately a £40 million reduction in the operating cost base of the UK business in the second half of the year, compared with the first half. Revenue is flat compared with the prior six month period, following a decline of approximately 12 percent per annum over the last two years.

“Many of our National Telcos have now entered a challenging phase of competition and liberalisation, reflected in the first half results. The markets in Jamaica and Panama have been fully competitive throughout this period and, as reported in our last update, international revenues have declined. In this new environment we have responded by reducing headcount by almost 800, delayering and simplifying the management structure and strengthening the Boards in Panama and certain Caribbean islands. Our aim has to be to produce a stable level of profits from a markedly different sales mix. Our operating priority therefore over the next six months will be to increase efficiency, strengthen our marketing capabilities and enhance our competitive position in mobile in the Caribbean. We also recognise the importance of constructive dialogue with governments and regulators. This is key to creating a ‘win-win’ scenario, where investments in new services will benefit customers and businesses while generating adequate returns capable of balancing, over time, the decline in margins of more mature and increasingly competitive offerings.

“We have also focused on repositioning our businesses in continental Europe and Japan. In continental Europe we have completed our divestment programme, reduced cash outflow and are now concentrating on serving wholesale and large corporate accounts. In Japan we are also focusing the business on wholesale and large corporate accounts, capitalising on our position in the international and data markets.

“We have just begun our transformational journey towards a renewed and profitable Cable & Wireless. I am under no illusion about the challenges that are still ahead of us. At the same time I am increasingly confident that our business has great potential. The progress we have made in the first six months is an encouraging beginning.”

Cash and funding

Tight cash management remains a key focus. Cable & Wireless ended the period with gross cash balances of £2,891 million (including £12 million of treasury instruments). Total borrowings were £1,268 million, of which long term debt was £937 million. Included in the short-term portion are US$400 million of bonds maturing in December 2003.

The net cash balance at 30 September was £1,623 million. Cable & Wireless continues to believe it has the necessary liquidity to carry out its restructuring plans.

Dividend

On 4 June 2003 the Group announced that the Board had decided to suspend dividends for 12 months in order to give greater financial flexibility during this transitional period. There is therefore no interim dividend declared for this financial year.

It remains the Board’s intention to pay a final dividend for this financial year and the level of the payment will be determined by reference to progress made against the restructuring plan, the resultant improved financial performance and the likely future capital expenditure requirements of the Group.

Exceptionals

In the six months to 30 September 2003 the Group recognised £148 million of exceptional charges. The Group has incurred £40 million in the year to date in respect of the US, related initially to restructuring the business, and later, in preparation for exiting the business. The review of the UK business has resulted in the closure of a number of properties and employee redundancies, with related costs of £81 million at the half year. Other exceptional operating costs of £27 million mainly relate to restructuring in the Caribbean, Panama, the corporate centre and Japan.

Progress on restructuring initiatives

Since Cable & Wireless announced its intention to withdraw from its US domestic operations on 4 June 2003, it has continued to explore a range of options for doing so at the lowest cost whilst taking into account customers’ interests. In line with this strategy, the ongoing commercial dealings between the US operations and the rest of the Cable & Wireless Group have been formalised and Cable & Wireless has put in place a tailored US network to maintain termination and continuity of service for customers with US requirements. In addition, Cable & Wireless is continuing to implement a rigorous cost reduction programme throughout its US operations. Key milestones in the US since 31 March 2003 include:

•	Eight further data centres closed.
•	Headcount reduced by 1,028.

In addition, Cable & Wireless has continued to refocus its operations in continental Europe on multinational Wholesale and Enterprise customers. Key milestones in continental Europe since 31 March 2003 have been:

•	Disposal of domestic businesses in Sweden, Belgium, the Netherlands, Italy, Switzerland, France and Germany as well as the domestic data business in Russia.
•	Headcount reduced by 543.

Insurance

Cable & Wireless continues to review and monitor the status of Pender Insurance Limited and the claims it receives. Since making the disclosure in our Annual Report 2003, there have been no material developments that would substantially change that disclosure.

Statement on results for the six months to 30 September 2003

The results and commentary that follow focus on the continuing activities of the Group and the geographic businesses within the Group. In presenting financial information for the period ended 30 September 2003 a management approach has been used regarding revenue and cost allocation.

Exchange rate movements have had a significant impact on the results of the Group, especially those in geographies with US dollar denominated transactions. Since the second half of financial year 2002/3 there has been a 1% devaluation of the US dollar against sterling and a 17% devaluation of the Jamaican dollar against sterling. Since the first half of the financial year 2002/3 there has been an 8% devaluation of the US dollar against sterling and a 29% devaluation of the Jamaican dollar against sterling.

FINANCIAL RESULTS

CABLE & WIRELESS GROUP

The Group results presented below should be read in conjunction with the Group’s consolidated profit and loss, balance sheet and cash flow statement on pages 18 to 20.

Group Profit and Loss

Continuing Operations	H1 2003/4	H2 2002/3	H1 2002/3
	£m	£m	£m
Revenue	1,939	2,002	2,245
Outpayments & network costs	(1,059)	(1,073)	(1,201)
Staff costs	(379)	(389)	(479)
Other costs	(296)	(338)	(338)
Depreciation & amortisation before exceptionals	(125)	(321)	(516)
Joint ventures and associates	21	31	44

Total operating profit/(loss) before exceptionals	101	(88)	(245)
Exceptional items
– depreciation	—	(1,475)	(849)
– amortisation	—	(12)	(2,713)
– other operating costs	(148)	(347)	(95)

Total operating loss	(47)	(1,922)	(3,902)
Profits less losses on sale and termination of operations	6	—	—
Profits less losses on disposals of fixed assets	27	62	—
Exceptional write-down of investments	—	(172)	(218)
Net interest and other similar income	11	26	76

Loss before tax	(3)	(2,006)	(4,044)

The Group has recorded a total operating loss of £47 million for the six months ended 30 September 2003. Exceptional costs of £148 million were charged in the period in connection with restructuring activities across the Group.

The Group made a total operating profit before exceptionals of £101 million in the six months to 30 September 2003; some £189 million improvement on the second half of 2002/3. This largely reflects the lower depreciation charge following the exceptional fixed asset impairment of £2,266 million in the year ended 31 March 2003.

The Group made a loss before tax of £3 million in the six months to 30 September 2003.

The Group’s share of profit before tax of associates and joint ventures has decreased over H2 2002/3 principally due to the reduction of the Group’s share in Mobile One, resulting in its reclassification as an investment and reduced operating margin in Telecom Services of Trinidad and Tobago (TSTT).

Net interest and other similar income has fallen by 58% to £11 million since H2 2002/3. This reflects the reduction in gross cash invested, the decline in interest rates, the repayment of the PCCW zero-coupon exchangeable bonds and the issue in July 2003 of Cable and Wireless plc’s convertible bonds due 2010.

Attributable profit/(loss)

	H1 2003/4						H2 2002/3		H1 2002/3

	Underlying result* £m		Exceptionals Items £m		Reported £m		Reported £m		Reported £m

Continuing	145		(148)		(3)		(2,006)		(4,044)
Discontinued	—		—		—		62		(385)

Profit/(Loss) before tax	145		(148)		(3)		(1,944)		(4,429)
Tax	(37)		3		(34)		18		(54)

Profit /(Loss) after tax	108		(145)		(37)		(1,926)		(4,483)
Minority interest	(46)		3		(43)		(72)		(52)

Attributable profit/(loss)	62		(142)		(80)		(1,998)		(4,535)

Earnings/(Loss) per share (pence)	2.7	p	(6.1	)p	(3.4	)p	(85.9	)p	(194.5	)p

* Including amortisation of negative goodwill of £1 million.

Exceptional items

	for the 6 months ended 30 September

	2003 £m	2002 £m
Operating items
Depreciation	—	943
Amortisation of goodwill	—	2,713
US retail voice business closure	—	226
US business restructuring	19	95
Costs relating to US exit	21	—
UK business restructuring	81	—
Other	27	—

	148	3,977

Non-operating items
Write-down of investments	—	218

In the six months to 30 September 2003 the Group recognised £148 million of exceptional charges. The Group has incurred £40 million in the year to date in respect of the US related initially to restructuring the business, and later, in preparation for exiting the business. The review of the UK business has resulted in the closure of a number of properties and redundancies with related costs of £81 million at the half year. Other exceptional operating costs of £27 million mainly relate to restructuring in the Caribbean, Panama, the corporate centre and Japan.

The tax effect of exceptional items is £3 million (2002: £174 million).

Cable & Wireless Group Performance Analysis

Continuing Operations	US £m	UK £m	Europe £m	Japan & Asia £m	Caribbean £m	Panama £m	Macau £m	Rest of the World** £m	Other £m	H1 2003/4 £m
Revenue	176	825	151	158	341	135	71	98	(16)	1,939
Outpayments & network costs	75	583	114	96	109	34	31	33	(16)	1,059
Staff costs	84	134	22	26	56	15	6	12	24	379
Other costs	66	81	22	27	64	23	4	11	(2)	296

Total operating costs*	225	798	158	149	229	72	41	56	6	1,734

Depreciation and amortisation before exceptionals	(1)	(34)	2	(14)	(40)	(19)	(9)	(9)	(1)	(125)
Joint ventures and associates	—	(2)	—	—	15	—	—	8	—	21

Total operating profit/(loss) before exceptionals	(50)	(9)	(5)	(5)	87	44	21	41	(23)	101
Exceptional items
– other operating costs	(17)	(94)	1	(5)	(7)	(4)	—	—	(22)	(148)

Total operating profit/(loss)	(67)	(103)	(4)	(10)	80	40	21	41	(45)	(47)
Profits less losses on sale and termination of operations	—	—	6	—	—	—	—	—	—	6
Profits less losses on disposals of fixed assets	11	3	—	6	—	2	—	—	5	27
Net interest and other similar income***	—	—	—	—	(1)	—	—	—	12	11

Profit/(loss) before tax	(56)	(100)	2	(4)	79	42	21	41	(28)	(3)

(note: please refer to appendix A on pages 27 and 28 for comparative data for prior periods)

* Excluding depreciation, amortisation and exceptional items
** ‘Rest of the World’ comprises the results of the Group’s operations in the Atlantic, Pacific and Indian Oceans, the Middle East and Guernsey
*** Group cash, excluding that held by associates, is generally managed centrally and net interest is therefore allocated to the corporate centre

In presenting geographical financial information for the period ended 30 September 2003 a management approach has been used regarding revenue and cost allocation.

United States

	H1 2003/4	H2** 2002/3	H1** 2002/3	change as reported H1 v H2	change as reported H1 v H1	cc growth[1] H1 v H2	cc growth[1] H1 v H1
	£m	£m	£m	%	%	%	%
Total revenue	176	204	296	(14)	(41)	(12)	(36)
Total operating costs*	225	299	415	(25)	(46)	(23)	(41)
Depreciation and amortisation before exceptionals	(1)	(4)	(101)	75	99
Total operating loss before exceptionals	(50)	(99)	(220)	49	77	47	75

Headcount (number)	1,746	2,774	3,931

* Excluding depreciation, amortisation and exceptional items
** Excluding discontinued voice retail business

Revenue for the period was £176 million, a decline of 14% on H2 2002/3 and 41% on H1 2002/3 at reported rates. Revenue decline has arisen due to the restructuring announced on 13 November 2002, which led to the disposal of eMessaging and the international voice business, the closure of five data centres and the selective disposal of unprofitable frame, ATM and private line contracts in the second half of last year. The announcement of Cable & Wireless’ intention to withdraw from its US domestic operations on 4 June 2003 has also led to increased levels of customer churn.

Operating costs before depreciation, amortisation and exceptional items were £225 million in the period, a decline of 25% compared to H2 2002/3 and 46% compared to H1 2002/3 at reported rates. Cost reductions have been achieved across all cost categories as a result of restructuring and reflect more cost effective network configuration, improvements in bad and doubtful debt performance and headcount reductions. Headcount was 1,746 at 30 September 2003 compared to 2,774 at 31 March 2003.

1	CC Growth – constant currency growth rate based upon the restatement of prior period comparatives at current period’s reported average exchange rates

United Kingdom

	H1 2003/4	H2 2002/3	H1 2002/3	change as reported H1 v H2	change as reported H1 v H1
	£m	£m	£m	%	%
Enterprise	225	229	207	(2)	9
Wholesale	376	354	370	6	2
Business	224	241	283	(7)	(21)

Total revenue	825	824	860	—	(4)
Outpayments & network costs	583	557	553	5	5
Staff costs	134	143	149	(6)	(10)
Other costs	81	72	94	13	(14)

Total operating costs*	798	772	796	3	—

Depreciation and amortisation before exceptionals	(34)	(199)	(276)	83	88

Total operating loss before exceptionals	(9)	(148)	(211)	94	96

Headcount (number)	5,047	5,682	6,065

* Excluding depreciation, amortisation and exceptional items

In the six months to 30 September 2003, UK revenue was £825 million, flat compared with H2 2002/3 and a decline of 4% over H1 2002/3.

Revenue in the first half of this year was supported by a 6% increase in Wholesale compared with H2 2002/3, reflecting short term international contract wins. This was offset by a 7% decline in Business due to the impact of customer churn and tariff erosion. Enterprise remained broadly flat over the same period.

Total operating costs before depreciation, amortisation and exceptional items in the period were £798 million. These include approximately £25 million relating to the IBM contract which, due to the termination of that contract, are not capitalised (as corresponding costs in 2002/3 were). In addition, due to the significant fall in capital expenditure, specifically the almost complete suspension of network build, the amount of costs capitalised in the period is some £15 million lower than in H2 2002/3. A proportion of these costs will be eliminated in the restructuring process in H2 2003/4.

Headcount at 30 September 2003 was 5,047 compared to 5,682 at 31 March 2003.

Total operating loss before exceptionals of £9 million was £139 million lower than H2 2002/3, which is primarily attributable to a reduction in the depreciation charge following the impairment of fixed assets at 31 March 2003.

A number of restructuring initiatives were launched in the UK business in the first half of the year. It is anticipated that the benefits of these initiatives will lead to approximately a £40 million reduction in the operating cost base of the UK business in the second half of the year, compared with the first half.

Europe

	H1 2003/4	H2 2002/3	H1 2002/3	change as reported H1 v H2	change as reported H1 v H1	cc growth[1] H1 v H2	cc growth[1] H1 v H1
	£m	£m	£m	%	%	%	%
Enterprise	20	9	10	122	100	105	81
Wholesale	121	100	123	21	(2)	12	(11)
Business	10	28	34	(64)	(71)	(67)	(73)

Total revenue	151	137	167	10	(10)	2	(18)
Outpayments & network costs	114	111	131	3	(13)
Staff costs	22	25	30	(12)	(27)
Other costs	22	32	18	(31)	22

Total operating costs*	158	168	179	(6)	(12)	(13)	(20)

Depreciation and amortisation before exceptionals	2	(1)	(27)	300	107

Total operating loss before exceptionals	(5)	(32)	(39)	84	87	86	88

Headcount (number)	593	1,136	1,256

* Excluding depreciation, amortisation and exceptional items

Revenue for the period was £151 million, up 10% on H2 2002/3, but down 10% on H1 2002/3 at reported rates. At constant currency, revenue grew by 2% compared to H2 2002/03 but declined 18% against H1 2002/3.

Revenue growth over H2 2002/3 has been achieved as a result of a 12% increase in Wholesale revenue at constant currency, reflecting increased seasonal demand. Enterprise revenue more than doubled over H2 2002/3 as the roll out of major contracts continues. Overall, revenue growth has been achieved despite the disposal of domestic operations in Sweden, Belgium, the Netherlands, Italy, Switzerland, France, Germany and the domestic data business in Russia, leading to a 67% decline in Business revenue over H2 2002/3 at constant currency.

Operating costs before depreciation, amortisation and exceptional items were £158 million in the period, down 6% over H2 2002/3 and 12% over H1 2002/3 at reported rates and 13% and 20% respectively at constant currency. Cost savings have been achieved as a result of a reduction in employee numbers, property disposals and network rationalisation as well as the exit of domestic operations described above. Headcount reduced to 593 at 30 September 2003 compared to 1,136 at 31 March 2003.

Total operating loss before exceptionals was £5 million, 86% and 88% lower than H2 and H1 2002/3 respectively at constant currency, reflecting strong cost performance and solid revenue as well as the impact of lower depreciation charges following asset impairments recognised in the prior year.

1	CC Growth – constant currency growth rate based upon the restatement of prior period comparatives at current period’s reported average exchange rates

Japan & Asia (excluding Macau)

	H1 2003/4	H2 2002/3	H1 2002/3	change as reported H1 v H2	change as reported H1 v H1	cc growth[1] H1 v H2	cc growth[1] H1 v H1
	£m	£m	£m	%	%	%	%
Enterprise	31	39	57	(21)	(46)	(21)	(44)
Wholesale	33	34	58	(3)	(43)	(3)	(41)
Business	94	93	98	1	(4)	1	(1)

Total revenue	158	166	213	(5)	(26)	(5)	(23)
Outpayments & network costs	96	99	141	(3)	(32)
Staff costs	26	24	30	8	(13)
Other costs	27	32	32	(16)	(16)

Total operating costs*	149	155	203	(4)	(27)	(4)	(24)

Depreciation and amortisation before exceptionals	(14)	(36)	(30)	61	53

Total operating loss before exceptionals	(5)	(25)	(20)	80	75	80	74

Headcount (number)	1,039	1,157	1,317

* Excluding depreciation, amortisation and exceptional items

Revenue was £158 million for the period, a decline of 5% compared to H2 2002/3 and 26% lower than the same period last year at reported rates. Exchange rates had a minimal impact on the results for the business.

Total revenue in the first half of the year declined due to pricing pressure on globally managed contracts and the termination of provision of local services in Hong Kong, leading to a 21% decline in Enterprise revenue compared to H2 2002/3. Business revenue was 1% higher than H2 2002/3, driven by growth in voice revenues, while declines in Wholesale revenue slowed after sharp falls in the prior year, following migration of traffic on to customers’ own networks.

Operating costs before depreciation, amortisation and exceptional items were £149 million for the period, down 4% compared to H2 2002/3 and 27% compared to H1 2002/3 at reported rates, with similar trends at constant currency. Excluding the effect of a pension credit in H2 2002/3, staff costs continued to decline. Headcount continued to decline with staff numbers decreasing from 1,157 at 31 March 2003 to 1,039 at 30 September 2003.

Total operating loss before exceptional items was £5 million for the period, an improvement of 80% and 74% respectively at constant currency compared to H2 2002/3 and H1 2002/3 respectively. The improvement is due to lower depreciation charges resulting from asset impairments charged in the prior year.

1	CC Growth – constant currency growth rate based upon the restatement of prior period comparatives at current period’s reported average exchange rates

Caribbean

	H1 2003/4	H2 2002/3	H1 2002/3	change as reported H1 v H2	change as reported H1 v H1	cc growth[1] H1 v H2	cc growth[1] H1 v H1
	£m	£m	£m	%	%	%	%
International voice	95	123	145	(23)	(34)	(19)	(25)
Domestic voice	108	114	122	(5)	(11)	4	6
Mobile	76	72	71	6	7	14	26
Data & IP	40	42	41	(5)	(2)	(1)	10
Other	22	26	27	(15)	(19)	(12)	(2)

Total revenue	341	377	406	(10)	(16)	(2)	(2)
Outpayments & network costs	109	123	126	(11)	(13)
Staff costs	56	55	72	2	(22)
Other costs	64	48	63	33	2

Total operating costs*	229	226	261	1	(12)	10	2

Depreciation and amortisation before exceptionals	(40)	(40)	(39)	—	(3)

Total operating profit before exceptionals	87	130	122	(33)	(29)	(30)	(20)

Headcount (number)	4,771	5,155	5,391

*Excluding depreciation, amortisation and exceptional items

Revenue was £341 million for the six months ended 30 September 2003, a decline of 10% over H2 2002/3 and 16% over H1 2002/3 at reported exchange rates; and 2% compared to H2 2002/3 and H1 2002/3 at constant currency.

Revenue decline was principally the result of liberalisation of the international fixed line market in Jamaica from 1 March 2003. At this point the main mobile competitor began operating an independent earth station for delivery of international traffic, which materially impacted results for the period. In addition, international revenues also reflect the impact of declining international inpayments and rate rebalancing across the region. Benefits of increases in domestic charges from rebalancing were reflected in 2001/2 and 2002/3.

The decline in international revenue has been partly offset by growth in mobile revenue, which has increased by 14% and 26% at constant currency compared to H2 2002/3 and H1 2002/3 respectively. The mobile customer base has increased from 733,000 at 31 March 2003 to 1,122,000 at 30 September 2003, driven by continued marketing activity together with the launch of GSM services in Jamaica, Barbados and Cayman. Domestic revenue also showed continued growth at constant currency, up 4% over H2 2002/3 and 6% over H1 2002/3, reflecting higher fixed to mobile revenue and increased interconnect as liberalisation continues.

Operating costs before depreciation, amortisation and exceptional items were £229 million, an increase of 1% compared to H2 2002/3, but a decline of 12% compared to H1 2002/3 at reported rates. At constant currency operating costs before depreciation, amortisation and exceptional items increased by 10% and 2% respectively.

Despite changes in the revenue mix, outpayments and network costs remain relatively stable as a proportion of revenue. Staff costs when compared to H1 2002/3 reflect the benefit of headcount reductions, however the slight increase compared to H2 2002/3 is primarily the result of higher pension contributions in Barbados following an actuarial review. Other operating costs reflect increases in marketing spend to support growth opportunities in liberalising markets. In addition H2 2002/3 included the effect of a credit relating to a release of accruals made in prior years that were no longer required.

Total operating profit before exceptional items was £87 million, a decline of 30% and 20% at constant currency when compared to H2 and H1 2002/3 respectively.

1	CC Growth – constant currency growth rate based upon the restatement of prior period comparatives at current period’s reported average exchange rates

Panama

	H1 2003/4	H2 2002/3	H1 2002/3	change as reported H1 v H2	change as reported H1 v H1	cc growth[1] H1 v H2	cc growth[1] H1 v H1
	£m	£m	£m	%	%	%	%
International voice	13	19	23	(32)	(43)	(30)	(38)
Domestic voice	74	78	84	(5)	(12)	(5)	(5)
Mobile	27	22	16	23	69	22	83
Data & IP	14	11	11	27	27	48	31
Other	7	9	6	(22)	17	(19)	45

Total revenue	135	139	140	(3)	(4)	(1)	4
Outpayments & network costs	34	34	35	—	(3)
Staff costs	15	14	19	7	(21)
Other costs	23	20	21	15	10

Total operating costs*	72	68	75	6	(4)	8	4

Depreciation and amortisation before exceptionals	(19)	(20)	(25)	5	24

Total operating profit before exceptionals	44	51	40	(14)	10	(12)	19

Headcount (number)	1,873	2,218	2,759

* Excluding depreciation, amortisation and exceptional items

Revenue for the period was £135 million, 3% lower than H2 2002/3 and 4% lower than H1 2002/3 at reported rates. At constant currency, revenue declined by 1% over H2 2002/3 and increased by 4% over the same period last year.

International and domestic revenues have declined relative to both periods last year, due to the liberalisation of international and domestic voice services from 1 January 2003. However, these reductions were offset in whole or in part by continued double digit growth in mobile revenue as the business increased its share of the prepaid market and delivered strong growth in post paid, driven by the introduction of GSM. Internet revenue continued to show strong growth and is becoming more important as demand for ADSL increases. At 30 September 2003 the number of mobile and ADSL subscribers stood at approximately 422,000 and 12,000 respectively.

Operating costs before depreciation, amortisation and exceptional items were £72 million in the period, up 6% over H2 2002/3 and down 4% over the same period last year at reported rates. At constant currency, operating costs before depreciation, amortisation and exceptional items have increased in both periods, by 8% over H2 2002/3 and by 4% over H1 2002/3.

Outpayments and network costs reflect changes to the sales mix, which have led to an increase in mobile subscriber acquisition costs, and the introduction of competition, which has led to higher outpayments as more traffic terminates on third party networks. Headcount continues to decline with staff numbers at 1,873 at 30 September 2003 compared with 2,218 at 31 March 2003.

Increases in other costs reflect additional marketing spend following the liberalisation of the domestic and international markets.

Total operating profit before exceptionals was £44 million, a decline of 12% compared to H2 2002/3 but an increase of 19% compared to H1 2002/3 at constant currency.

1	CC Growth – constant currency growth rate based upon the restatement of prior period comparatives at current period’s reported average exchange rates

Macau

	H1 2003/4 £m	H2 2002/3 £m	H1 2002/3 £m	change as reported H1 v H2%	change as reported H1 v H1%	cc growth[1] H1 v H2%	cc growth[1] H1 v H1%
International voice	19	17	18	12	6	9	8
Domestic voice	9	10	10	(10)	(10)	1	1
Mobile	24	27	31	(11)	(23)	(8)	(16)
Data & IP	16	16	11	—	45	(7)	54
Other	3	1	5	200	(40)	202	(16)

Total revenue	71	71	75	—	(5)	1	3
Outpayments & network costs	31	28	29	11	7
Staff costs	6	7	8	(14)	(25)
Other costs	4	8	6	(50)	(33)

Total operating costs*	41	43	43	(5)	(5)	(4)	4

Depreciation and amortisation before exceptionals	(9)	(9)	(9)	—	—

Total operating profit before exceptionals	21	19	23	11	(9)	17	—

Headcount (number)	919	947	965

* Excluding depreciation, amortisation and exceptional items

Revenue for the period was £71 million, flat compared to H2 2002/3 and down 5% on H1 2002/3 at reported rates. Despite the impact of SARS in the first quarter of this year, revenue was up 1% over H2 2002/3 and up 3% over H1 2002/3 at constant currency, due to continued growth in international voice traffic. Domestic voice revenue was flat over H1 2002/3 and H2 2002/3 at constant currency, while Mobile revenue declined against both periods due to lower income from handset sales and reduced service charges in the light of increasing competition.

Operating costs before depreciation, amortisation and exceptional items were £41 million, down 5% compared to both H2 and H1 2002/3 at reported rates. Operating costs before depreciation, amortisation and exceptional items declined by 4% over H2 2002/3 but increased by 4% over H1 2002/3 at constant currency. Other operating costs have reduced substantially against H2 2002/3, principally due to reduced marketing spend in the period. Staff costs have shown a decline over both periods last year, with headcount declining to 919 at 30 September 2003 compared with 947 at 31 March 2003.

Total operating profit before exceptionals was £21 million, an increase at constant currency of 17% compared with H2 2002/3 and flat over H1 2002/3.

1	CC Growth – constant currency growth rate based upon the restatement of prior period comparatives at current period’s reported average exchange rates

Rest of the World

	H1 2003/4 £m	H2 2002/3 £m	H1 2002/3 £m	change as reported H1 v H2%	change as reported H1 v H1%	cc growth[1] H1 v H2%	cc growth[1] H1 v H1%
International voice	41	46	45	(11)	(9)	(10)	(1)
Domestic voice	16	14	18	14	(11)	18	(6)
Mobile	25	26	23	(4)	9	(3)	23
Data & IP	11	12	9	(8)	22	1	37
Other	5	3	6	67	(17)	12	(17)

Total revenue	98	101	101	(3)	(3)	(2)	5
Outpayments & network costs	33	29	35	14	(6)
Staff costs	12	13	12	(8)	—
Other costs	11	13	7	(15)	57

Total operating costs*	56	55	54	2	4	(2)	13

Depreciation and amortisation before exceptionals	(9)	(9)	(9)	—	—

Total operating profit before exceptionals	41	47	55	(13)	(25)	(13)	(16)

Headcount (number)	1,803	1,822	1,835

* Excluding depreciation, amortisation and exceptional items

Revenue for the period was £98 million, down 3% compared to both H2 and H1 2002/3 at reported exchange rates. At constant currency, revenue declined by 2% over H2 2002/3 and increased by 5% over H1 2002/3.

International revenue in Yemen was affected by falling international accounting rates. Mobile revenue grew 23% at constant currency compared to H1 2002/3, due to continued growth in subscribers in the Maldives and Guernsey.

Operating costs before depreciation, amortisation and exceptional items were £56 million, an increase of 2% and 4% over H2 and H1 2002/3 respectively at reported rates. In constant currency, operating costs before depreciation, amortisation and exceptional items declined by 2% against H2 2002/3, but increased by 13% compared to H1 2002/3; this increase was largely attributable to the acquisition of Guernsey in May 2002.

Total operating profit before exceptional items was £41 million in the period, a decline at constant currency of 13% against H2 2002/3 and 16% against H1 2002/3.

The telecommunications licence to operate in Yemen will expire on 31 December 2003. The Group expects to cease operations in Yemen from that date. In a full year Yemen contributes approximately £60 million in revenue and £14 million profit before tax.

1	CC Growth – constant currency growth rate based upon the restatement of prior period comparatives at current period’s reported average exchange rates

Cash flow

	H1 2003/4	H2 2002/3	H1 2002/3
	£m	£m	£m
Group operating profit/(loss) – excluding cash exceptional items	105	(1,517)	(4,239)
Cash exceptional items	(173)	(227)	(92)

Group operating loss	(68)	(1,744)	(4,331)
Depreciation and amortisation	125	1,785	4,182
Non-cash items	78	24	343
Working capital	(42)	57	(35)
Cash flow relating to reorganisation costs	—	(89)	—
Net cash outflow in respect of provisions	(100)	(41)	(56)

Net cash (outflows)/ inflows from operating activities	(7)	(8)	103
Dividends received, Returns on investments and servicing of finance	(39)	2	63
Taxation paid	(21)	(408)	(30)
Capital expenditure	(172)	(360)	(450)
Financial investment	248	23	572
Acquisitions and disposals	(2)	88	22
Equity dividends paid	—	(38)	(81)

	7	(701)	199
Movement in liquid resources (movement in short term deposits)	1,001	228	(1,268)
Net financing repaid	(265)	30	(608)

Increase/(Decrease) in cash in the period	743	(443)	(1,677)

Net funds at beginning of period	1,608	2,205	2,020
Increase/(Decrease) in cash	743	(443)	(1,677)
Liquid resources	(1,001)	(228)	1,268
Total debt	261	(27)	608
Exchange	—	101	(14)

Net funds at end of period	1,611	1,608	2,205

The increase in cash of £743 million since 31 March 2003 was largely due to a £1,001 million movement in liquid resources following the release of £1.5 billion from escrow on 1 April 2003 offset by net repayment of debt of £265 million.

Operating activities utilised £7 million of cash in the six months to 30 September 2003. Tax paid relates to the Caribbean, Panama, Macau and the Rest of the World.

Capital expenditure at £172 million declined 52% and 62% compared to H2 2002/3 and H1 2002/3 respectively as the focus moved to customer related capital expenditure rather than large scale network build.

The Group realised £229 million of cash in disposing of its stake in Pacific Century CyberWorks (PCCW).

At 30 September 2003 the Group’s net cash was £1,623 million, compared to £1,619 million at 31 March 2003 and £2,216 million at 30 September 2002. The Group’s net cash balance at 30 September 2003 comprised £2,891 million of cash (including treasury instruments held as current investments of £12 million) and £1,268 million of debt.

Contacts

Investor Relations:
Louise Breen	Director, Investor Relations	020 7315 4460
Caroline Stewart	Manager, Investor Relations	020 7315 6225
Virginia Porter	Vice President, Investor Relations, New York	001 646 236 1758

Media:
Susan Cottam	Director, Corporate Communications	020 7315 4410
Peter Eustace	Head of Media Relations	020 7315 4495
Ed Knight	Manager, Corporate Communications	020 7315 6759

An interview with Francesco Caio, CEO in video/audio and text will be available from 07:00 on Wednesday 12 November 2003: http://www.cw.com and on http://www.cantos.com

Group profit and loss account

for the year ended 31 March 2003			for the 6 months ended 30 September
			2003				2002

			Continuing Operations		Total		Continuing Operations		Discontinued Operations	Total

			Excluding US business	US business			Excluding US business	US business
£m			£m	£m	£m		£m	£m	£m	£m
4,651		Turnover of the Group including its share of joint ventures and associates	1,864	176	2,040		2,097	296	113	2,506
(195)		Share of turnover of – joint ventures	(70)	—	(70)		(116)	—	—	(116)
(65)		– associates	(31)	—	(31)		(32)	—	—	(32)

4,391		Group turnover	1,763	176	1,939		1,949	296	113	2,358
(4,057)		Operating costs before depreciation, amortisation and exceptional items	(1,509)	(225)	(1,734)		(1,603)	(415)	(168)	(2,186)
(442)		Exceptional operating costs	(131)	(17)	(148)		(30)	(65)	(226)	(321)

(4,499)		Operating costs before depreciation and amortisation	(1,640)	(242)	(1,882)		(1,633)	(480)	(394)	(2,507)
(735)		Depreciation before exceptional items	(125)	(1)	(126)		(349)	(40)	(10)	(399)
(2,381)		Exceptional depreciation	—	—	—		(262)	(587)	(94)	(943)
(126)		Amortisation of capitalised goodwill before exceptional items	1	—	1		(66)	(61)	—	(127)
(2,725)		Exceptional amortisation	—	—	—		(2,245)	(468)	—	(2,713)

(10,466)		Total operating costs	(1,764)	(243)	(2,007)		(4,555)	(1,636)	(498)	(6,689)

(6,075)		Group operating loss	(1)	(67)	(68)		(2,606)	(1,340)	(385)	(4,331)
53		Share of operating profits in joint ventures	14	—	14		30	—	—	30
22		Share of operating profits in associates	7	—	7		14	—	—	14

(6,000)		Total operating profit/(loss)	20	(67)	(47)		(2,562)	(1,340)	(385)	(4,287)
(147	)*	Profits less (losses) on sale and termination of operations	6	—	6		—	—	—	—
62	*	Profits less (losses) on disposal of fixed assets	27	—	27		—	—	—	—
(390)		Exceptional write down of investments	—	—	—		(218)	—	—	(218)

(6,475)		Profit/(Loss) on ordinary activities before interest	53	(67)	(14)		(2,780)	(1,340)	(385)	(4,505)
		Net interest and other similar income/(charges)
103		– Group			12					78
(1)		– joint ventures and associates			(1)					(2)

102		Total net interest and other similar income			11					76

(6,373)		Loss on ordinary activities before taxation			(3)					(4,429)
(36)		Tax on loss on ordinary activities			(34)					(54)

(6,409)		Loss on ordinary activities after taxation			(37)					(4,483)
(124)		Equity minority interests			(43)					(52)

(6,533)		Loss for the financial period			(80)					(4,535)
(37)		Dividend – interim			—					(38)

(6,570)		Loss for the period retained			(80)					(4,573)

(280.4	)p	Basic Loss per Ordinary Share			(3.4	)p				(194.5	)p
(18.0	)p	Basic earnings/(loss) per Ordinary Share before exceptional items and goodwill amortisation			2.6	p				(9.3	)p
(280.4	)p	Diluted loss per Ordinary Share			(3.4	)p				(194.5	)p
1.6	p	Dividends per share			—					1.6	p

The Group result excluding the US business is provided for indicative purposes in view of our intention to exit the US. Certain revenues and costs relating to multi-national corporate customers historically included within the US and non-US businesses respectively may fall into the non-US and US respectively following completion of the separation and exit from the US.

Discontinued operations at 30 September 2002 relates to the US retail voice and data business.

* Exceptional items in the year ended 31 March 2003.

Group balance sheet

			30 September
31 March 2003 £m			2003 £m	2002 £m
		Fixed assets
(2)		Intangible assets	(1)	—
1,937		Tangible assets	1,836	3,371

1		Loans to joint ventures and associates	1	1
148		Interest in net assets of joint ventures	143	184
83		Investments in associates	87	89
123		Other investments	119	234

355		Total fixed asset investments	350	508

2,290			2,185	3,879

		Current assets
51		Stocks	53	64
246		Current asset investments	12	310
1,455	Debtors	– due within one year	1,244	1,924
166		– due after more than one year	172	129
2,958		Short term deposits	2,747	3,677
196		Cash at bank and in hand	132	160

5,072			4,360	6,264
(3,275)		Creditors: amounts falling due within one year	(2,548)	(3,565)

1,797		Net current assets	1,812	2,699

4,087		Total assets less current liabilities	3,997	6,578

(807)		Creditors: amounts falling due after more than one year	(990)	(1,043)
(760)		Provisions for liabilities and charges	(666)	(1,022)

2,520		Net assets	2,341	4,513

		Capital and reserves
596		Called up share capital	596	595
1,745		Share premium account	1,745	1,745
105		Capital redemption reserve	105	105
(297)		Profit and loss account	(431)	1,677

2,149		Equity shareholders’ funds	2,015	4,122
371		Equity minority interests	326	391

2,520		Capital employed	2,341	4,513

Group cash flow statement

for the year ended 31 March 2003 £m		for the 6 months ended 30 September

		2003 £m	2002 £m

95	Net cash (outflow)/ inflow from operating activities	(7)	103

13	Dividends from joint ventures	6	7
15	Dividends from associates	—	—

28		6	7
	Returns on investments and servicing of finance
197	Interest and similar income received	53	124
(88)	Interest paid	(40)	(45)
(2)	Net interest element of finance lease rentals paid	(1)	(1)
—	Dividends from fixed asset investments	5	—
(70)	Dividends paid to minorities	(62)	(22)

37		(45)	56

(438)	Taxation	(21)	(30)

	Capital expenditure and financial investment
(810)	Purchase of tangible fixed assets	(172)	(450)
15	Sale of tangible fixed assets	13	3
(3)	Purchase of current asset investments	(1)	(3)
(38)	Purchase of investments	—	(38)
600	Sale of current asset investments	229	600
11	Sale of investments	7	—
10	Loans to joint ventures and associates	—	10

(215)		76	122
	Acquisitions and disposals
14	Receipts from sale of subsidiary undertakings	—	10
2	Purchase of shareholdings in subsidiary undertakings (net of cash received)	(5)	2
94	Receipts from sale of investments in joint ventures and associates	3	10

110		(2)	22

(119)	Equity dividends paid to shareholders	—	(81)

	Management of liquid resources
(1,040)	Movement in short term investments and fixed deposits (net)	1,001	(1,268)

	Financing
1	Issue of Ordinary Share capital	—	—
(18)	Capital element of finance lease rental repayments	(2)	(12)
88	Long term debt issued	260	17
(649)	Long term debt repaid	(523)	(613)

(578)		(265)	(608)

(2,120)	Increase/(Decrease) in cash in the period	743	(1,677)

Reconciliation of Group operating loss to net cash inflow from operating activities

for the year ended 31 March 2003 £m		for the 6 months ended 30 September

		2003 £m	2002 £m
(6,075)	Group operating loss	(68)	(4,331)
	Add back non-cash items:
861	Depreciation and amortisation	125	526
5,446	Exceptional non-cash items	81	3,941
27	Other non-cash items	(3)	58
33	(Increase)/Decrease in stocks	(3)	19
882	Decrease in debtors	185	459
(893)	Decrease in creditors	(224)	(513)
(89)	Fundamental reorganisation costs	—	—
(97)	Net cash outflow in respect of provisions	(100)	(56)

95	Net cash (outflow)/inflow from operating activities	(7)	103

Reconciliation of net cash flow to movement in net funds

for the year ended 31 March 2003 £m		for the 6 months ended 30 September

		2003 £m	2002 £m
(2,120)	Increase/(Decrease) in cash in the period	743	(1,677)
581	Cash outflow resulting from decrease in debt and lease financing	261	608
1,040	Cash (inflow)/outflow resulting from (decrease)/increase in liquid resources	(1,001)	1,268

(499)	Changes in net funds resulting from cash flows	3	199
87	Translation and other differences	—	(14)

(412)	Movement in net funds in the period	3	185
2,020	Net funds at beginning of period	1,608	2,020

1,608	Net funds at end of period	1,611	2,205

Analysis of changes in net funds/(debt)

	At 1 April 2003 £m	Cash flow £m	Exchange movements £m	At 30 September 2003 £m
Cash at bank and in hand	196	(58)	(6)	132
Short term deposits repayable on demand	140	799	(1)	938
Bank overdrafts	(2)	2	—	—

	334	743	(7)	1,070

Liquid resources	2,818	(1,001)	(8)	1,809

Debt due within 1 year	(823)	487	5	(331)
Debt due after 1 year	(721)	(226)	10	(937)

Total debt	(1,544)	261	15	(1,268)

Total net funds	1,608	3	—	1,611

Consolidated statement of total recognised gains and losses

		for the 6 months ended 30 September

for the year ended 31 March 2003 £m		2003 £m	2002 £m
(6,533)	Loss for the period	(80)	(4,535)
(240)	Currency translation differences on foreign currency net investments and related borrowings	(54)	(263)

(6,773)	Total losses relating to the period	(134)	(4,798)
(66)	Prior year adjustment in previous year – change in accounting policy for capacity sales	—	(66)

(6,839)	Total losses recognised since last annual report	(134)	(4,864)

Reconciliation of movements in consolidated equity shareholders’ funds

		for the 6 months ended 30 September

for the year ended 31 March 2003 £m		2003 £m	2002 £m
(6,533)	Loss for the period	(80)	(4,535)
(37)	Dividends – interim	—	(38)

(6,570)	Loss for the period carried forward	(80)	(4,573)
(240)	Other recognised gains and losses relating to the period	(54)	(263)
1	New share capital issued	—	—

(6,809)	Net decrease in shareholders’ funds	(134)	(4,836)
8,958	Opening equity shareholders’ funds (prior year adjusted)*	2,149	8,958

2,149	Closing equity shareholders’ funds	2,015	4,122

* Opening equity shareholders’ funds was originally £9,024 million at 31 March 2002 before deducting a prior year adjustment of £66 million relating to the change in accounting policy for capacity sales (see note 2 on page 23).

Notes

1.	The interim financial statements are prepared in accordance with applicable accounting standards. The policies applied are those set out in the Annual Report for the year ended 31 March 2003.

2.	As set out in the Annual Report for the year ended 31 March 2003, the comparatives for the six months ended 30 September 2002 have been adjusted to reflect the change in accounting policy for capacity sales following the adoption of UITF Abstract 36 ‘Contracts for sales of capacity’.

3.	The interim financial statements are unaudited and do not constitute statutory accounts but have been reviewed by the auditors whose report is given on page 26. The interim financial statements for the six months ended 30 September 2003 were approved by the Directors on 11 November 2003.

4.	The Group profit and loss account, Group balance sheet and Group cash flow statement for the year ended 31 March 2003 are an extract from the statutory accounts for the year which have been delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

5.	The Directors have not declared an interim dividend for the six months ended 30 September 2003 (2002: 1.6 pence).

6.	If you have any enquiries as a UK shareholder, please call the Company Secretary on 020 7315 4000. US shareholders should call Citibank, N.A. on 001-800-422-2066.

.

US GAAP

The preceding figures have been prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP), which differ in certain material respects from US GAAP. The effects of these differing accounting principles are as follows:

Reconciliation of UK/US GAAP – net loss

				for the 6 months ended 30 September
for the year ended 31 March 2003 £m				2003 £m		2002* £m
(6,533)		Net loss as reported under UK GAAP		(80)		(4,535)
		US GAAP adjustments:
53		Amortisation and impairment of goodwill and other intangible assets		—		53
(5)		Customer acquisition costs		4		(7)
(59)		Derivative and hedge accounting		(4)		(25)
(6)		Capitalisation of interest		8		(7)
58		Deferred tax	– difference in accounting for income tax standards	—		34
—		– tax effect of other US GAAP reconciling items		(3)		—
4		Marketable securities		(31)		5
18		Pension costs		(24)		—
2		Capacity sales		1		1
(4)		Stock based compensation		2		(5)
10		Other		(5)		8
(21)		Minority interests on reconciling items		(1)		(3)
120		ESOP shares		(1)		—
149		Restructuring costs and onerous contracts		52		—

(6,214)		Net loss under US GAAP		(82)		(4,481)

Pence				Pence		Pence
(266.7	)p	Loss per share under US GAAP	– Basic	(3.5	)p	(192.8	)p
(266.7	)p		– Fully diluted	(3.5	)p	(192.8	)p
(800.1	)p	Loss per ADR** under US GAAP	– Basic	(10.6	)p	(578.3	)p
(800.1	)p		– Fully diluted	(10.6	)p	(578.3	)p

*	The results for the six months ended 30 September 2002 have been adjusted to reflect the change in accounting policy for capacity sales in light of the adoption of UITF Abstract 36 ‘Contracts for sales of capacity’. The results for the six months ended 30 September 2002 also include an increase of £233 million in US GAAP net income relating to impairment charges and asset write-downs that are no longer required.
**	Computed on the basis that one American Depository Receipt (ADR) represents three ordinary shares.

Reconciliation of UK/US GAAP – shareholders’ equity

		30 September
31 March 2003 £m		2003 £m	2002* £m
2,149	Shareholders’ equity as reported under UK GAAP	2,015	4,122
	US GAAP adjustments:
307	Goodwill and other intangible assets	290	309
(11)	Customer acquisition costs	(6)	(14)
(1)	Derivative and hedge accounting	(2)	35
16	Capitalisation of interest	23	15
—	Deferred tax – difference in accounting for income tax standards	—	(24)
—	– tax effect of other US GAAP reconciling items	(1)	(1)
42	Gain on marketable securities	54	3
(454)	Pension costs	(478)	(36)
(38)	ESOP shares	(37)	(160)
—	Proposed dividend	—	38
(27)	Capacity sales	(26)	(28)
(5)	Other	(11)	(6)
146	Restructuring costs and onerous contracts	195	—
1	Minority interests on reconciling items	—	18

2,125	Shareholders’ equity under US GAAP	2,016	4,271

*	The shareholders’ equity reconciliation at 30 September 2002 has been adjusted to reflect the change in accounting policy for capacity sales in light of the adoption of UITF Abstract 36 ‘Contracts for sales of capacity’ and related consequential effects.

Independent review report by KPMG Audit Plc to Cable and Wireless plc

Introduction

We have been engaged by the Company to review the financial information for the six months ended 30 September 2003 which comprises the Group profit and loss account, the Group balance sheet, the Group cash flow statement, the consolidated statement of total recognised gains and losses and the reconciliation of movements in consolidated equity shareholders’ funds and related notes set out on pages 18 to 25. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2003.

KPMG Audit Plc
Chartered Accountants
London

11 November 2003

 APPENDIX A

Cable & Wireless Group Performance Analysis

Comparative Data H2 2002/3

Continuing Operations	US £m	UK £m	Europe £m	Japan & Asia £m	Caribbean £m	Panama £m	Macau £m	RoW £m	Other £m	H2 2003 £m
Revenue	204	824	137	166	377	139	71	101	(17)	2,002
Outpayments & network costs	106	557	111	99	123	34	28	29	(14)	1,073
Staff costs	87	143	25	24	55	14	7	13	21	389
Other costs	106	72	32	32	48	20	8	13	7	338

Total operating costs*	299	772	168	155	226	68	43	55	14	1,800

Depreciation and amortisation before exceptionals	(4)	(199)	(1)	(36)	(40)	(20)	(9)	(9)	(3)	(321)
Joint ventures and associates	—	(1)	—	—	19	—	—	10	3	31

Total operating profit/(loss) before exceptionals	(99)	(148)	(32)	(25)	130	51	19	47	(31)	(88)
Exceptional items
– depreciation	(28)	(1,260)	(44)	(143)	—	—	—	—	—	(1,475)
– amortisation	—	—	—	(10)	—	—	—	—	(2)	(12)
– other operating costs	(217)	(55)	(36)	(15)	(9)	(14)	—	—	(1)	(347)

Total operating profit/(loss)	(344)	(1,463)	(112)	(193)	121	37	19	47	(34)	(1,922)
Profits less losses on disposals of fixed assets	—	—	—	—	—	—	—	—	62	62
Exceptional write-down of investments	—	—	—	—	—	—	—	—	(172)	(172)
Net interest and other similar income	—	—	—	—	—	—	—	1	25	26

(Loss)/Profit before tax	(344)	(1,463)	(112)	(193)	121	37	19	48	(119)	(2,006)

* Excluding depreciation, amortisation and exceptional items

In presenting geographical financial information for the period ended 31 March 2003 a management approach has been used regarding revenue and cost allocation.

Appendix A (continued)

Cable & Wireless Group Performance Analysis

Comparative Data H1 2002/3

Continuing Operations	US £m	UK £m	Europe £m	Japan & Asia £m	Caribbean £m	Panama £m	Macau £m	RoW £m	Other £m	H1 2003 £m
Revenue	296	860	167	213	406	140	75	101	(13)	2,245
Outpayments & network costs	164	553	131	141	126	35	29	35	(13)	1,201
Staff costs	142	149	30	30	72	19	8	12	17	479
Other costs	109	94	18	32	63	21	6	7	(12)	338

Total operating costs*	415	796	179	203	261	75	43	54	(8)	2,018

Depreciation and amortisation before exceptionals	(101)	(276)	(27)	(30)	(39)	(25)	(9)	(9)	—	(516)
Joint ventures and associates	—	1	—	—	16	—	—	17	10	44

Total operating profit/(loss) before exceptionals	(220)	(211)	(39)	(20)	122	40	23	55	5	(245)
Exceptional items
– depreciation	(587)	(42)	(218)	(2)	—	—	—	—	—	(849)
– amortisation	(468)	(2,194)	—	(51)	—	—	—	—	—	(2,713)
– other operating costs	(65)	(19)	—	—	(11)	—	—	—	—	(95)

Total operating profit/(loss)	(1,340)	(2,466)	(257)	(73)	111	40	23	55	5	(3,902)
Exceptional write-down of investments	—	—	—	—	—	—	—	—	(218)	(218)
Net interest and other similar income	—	—	—	—	(1)	—	—	(1)	78	76

(Loss)/Profit before tax	(1,340)	(2,466)	(257)	(73)	110	40	23	54	(135)	(4,044)

* Excluding depreciation, amortisation and exceptional items

In presenting geographical financial information for the period ended 30 September 2002 a management approach has been used regarding revenue and cost allocation.